MEDICURE INC.

MANAGEMENT PROXY CIRCULAR

September 1, 2004

MEDICURE INC.

MANAGEMENT PROXY CIRCULAR

MANAGEMENT SOLICITATION

          This management proxy circular is furnished in connection with the solicitation of proxies by the management of Medicure Inc. (the "Corporation") for use at the annual general meeting of the shareholders of the Corporation to be held at Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on Monday, October 25, 2004 at 2:30 p.m. (Calgary time) (the “Meeting”) for the purposes set out in the notice of the Meeting (the “Notice of Meeting”). This solicitation is made by the management of the Corporation.

          Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

          Except as otherwise stated, the information contained herein is given as of September 1, 2004.

APPOINTMENT AND REVOCATION OF PROXIES

          The persons named in the enclosed instrument of proxy, Dr. Albert D. Friesen, President, Chairman, Chief Executive Officer (or “CEO”) and director of the Corporation, and Derek G. Reimer, CA, Chief Financial Officer and Secretary of the Corporation (the "Management Designees"), have been selected by the directors of the Corporation and have indicated their willingness to represent as proxies the shareholders who appoint them.

          A shareholder has the right to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

          An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof.

          A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 148(4) of the Canada Business Corporations Act, in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at 30th Floor, 360 Main Street, Winnipeg, Manitoba, R3C 4G1.

Medicure Inc. Management Proxy Circular	Page 2

VOTING OF PROXIES

          If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specification so made. If a choice is not specified, it is intended that the person designated by management of the Corporation in the accompanying proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy.

          The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this management proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

NON-REGISTERED HOLDERS

          Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders due to the fact that the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this management proxy circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

          Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In such instance, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. The proxy authorization form typically consists of a one page pre-printed form. However, on occasion, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for that form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions, affix it to the form of proxy, properly complete and return the signed form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

Medicure Inc. Management Proxy Circular	Page 3

          In either case, the purpose of this procedure is to permit Non-Registered Holders to effectively direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A.     Description of Share Capital

          i.      Common Shares

          The Corporation is currently authorized to issue an unlimited number of common shares without nominal or par value of which, as at September 1, 2004, 66,646,660 common shares are issued and outstanding as fully paid and non-assessable. The common shares are listed for trading on The Toronto Stock Exchange (the “TSX”) and The American Stock Exchange (the “Amex”). The holders of common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of common shares.

          ii.      Class A Common Shares

          The Corporation is currently authorized to issue an unlimited number of Class A common shares without nominal or par value. As at the date hereof, there are no Class A common shares issued and outstanding as fully paid and non-assessable. The holders of Class A common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of common shares.

          iii.     Preferred Shares

          The Corporation is also authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the board of directors of the Corporation who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. As at the date hereof, there are no preferred shares issued and outstanding. The preferred shares of each series shall, with respect to payments of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the common shares and the shares of any other class ranking junior to the preferred shares.

B.     Principal Shareholders

          The following table sets forth the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over more than 10% of any class of voting securities of the Corporation and the approximate percentage of voting rights attaching thereto. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Medicure Inc. Management Proxy Circular	Page 4

Name and	Type of	Number and	Total Number and
Municipality of	Ownership	Percentage of	Percentage of Shares With
Residence		Common Shares	Voting Rights Attached
Leeward Hedge	Indirect (1)	10,893,800	10,893,800
Funds Inc.,		(16.3%)	(16.3%)
Toronto, Ontario

Albert D. Friesen,	Direct (2)	6,015,815	6,015,815
Winnipeg, Manitoba		(9.0%)	(9.0%)

(1)
Leeward Hedge Funds Inc. exercises control or direction over, on behalf of accounts fully managed by it, including Leeward Bull & Bear Fund L.P., Leeward Offshore Bull & Bear Fund and Leeward Offshore Bull & Bear Fund (U.S.), an aggregate of 10,893,800 common shares of the Corporation.

(2)

Dr. Albert D. Friesen holds 317,900 common shares personally. The rest of the common shares are held by ADF Family Holding Corp. a company wholly-owned by Dr. Albert D. Friesen, his wife (Mrs. Leona M. Friesen), and the Bert & Lee Family Trust (the trustees of which are Dr. and Mrs. Friesen).

          The directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, 6,073,315 common shares representing approximately 9.1% of the issued and outstanding common shares at the date hereof. In addition to the common shares beneficially owned by Dr. Friesen, he exercises control over up to an additional 3,382,860 (5.1%) of the issued and outstanding common shares of the Corporation, through various voting agreements with certain shareholders of the Corporation.

RECORD DATE

          Each person who is a holder of common shares of the Corporation of record at the close of business on September 1, 2004 (the “Record Date”) will be entitled to notice of, and to attend and vote at, the Meeting; except to the extent such a shareholder transfers the ownership of any of such holder’s shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten days before the Meeting, that such transferee’s name be included in the list of shareholders entitled to vote at the Meeting, such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

          Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subsections (a) or (b) above.

EXECUTIVE COMPENSATION - STATEMENT OF EXECUTIVE COMPENSATION

A.     Compensation of Executive Officers

          The Corporation currently has three executive officers. Dr. Albert D. Friesen is the President, Chairman, and Chief Executive Officer, Moray Merchant is the Vice President, Market and Business Development and Derek G. Reimer, is the Chief Financial Officer and Secretary of the Corporation. Dr. Friesen did not receive direct cash compensation or any other form of compensation, other than a car allowance, for services rendered during the fiscal year beginning June 1, 2003 and ending May 31, 2004. On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. Dr. Friesen provides his management services to the Corporation through A.D. Friesen Enterprises Ltd., a

Medicure Inc. Management Proxy Circular	Page 5

private consulting corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual consulting fee of $150,000 payable in monthly installments. Upon expiration of this agreement on September 30, 2003 a new two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual compensation of $175,000. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined annually by the Board.

          The following table provides a summary of all compensation earned by the executive officers of the Corporation for the fiscal year ended May 31, 2004.

Name and
Principal Position	Annual Compensation				Long Term Compensation
				Other Annual	Securities	Restricted	Long Term	All Other
	Fiscal	Salary	Bonus	Compensation	Under	Shares or	Incentive	Compensation
	Year	($)	($)	($)	Options/	Restricted	Plan Payouts	($)
					SARs	Share Units	($)
					Granted (#)

Albert D. Friesen, PhD,	2004	Nil(1)	Nil	6,000(4)	100,000	Nil	Nil	Nil
President, Chief	2003	Nil	Nil	6,000	Nil	Nil	Nil	Nil
Executive Officer, and	2002	Nil	Nil	6,000	Nil	Nil	Nil	Nil
Chairman

Moray Merchant, MBA,	2004	90,865(2)	Nil	Nil	100,000	Nil	Nil	Nil
Vice President, Market
and Business
Development

Derek G. Reimer, CA,	2004	90,915	Nil	Nil	30,000	Nil	Nil	Nil
Chief Financial Officer	2003	86,250	Nil	Nil	Nil	Nil	Nil	Nil
and Secretary	2002	28,300(3)	Nil	Nil	90,000	Nil	Nil	Nil

(1)
Albert D. Friesen was paid an aggregate of $166,667 by A.D. Friesen Enterprises Ltd. to provide services to the Corporation -please see “Compensation of Executive Officers” above. See Section “Interest of Insiders in Material Transactions” for more information on these and other contracts.

(2)
Moray Merchant joined the Corporation as its Vice President, Market and Business Development on September 22, 2003. Mr. Merchant is also eligible for bonuses, if certain objectives between the Board and Mr. Merchant are met, as determined by the Board.

(3)	Derek Reimer joined the Corporation as its Chief Financial Officer on February 4, 2002.
(4)	Albert D. Friesen received a monthly car allowance of $500.

B.     Incentive Stock Options

          The Corporation has established an Incentive Stock Option Plan (the "Plan") for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory, including stock exchange, policies. Each option entitles the holder thereof to purchase one common share of the Corporation on the terms set forth in the Plan and in such purchaser's specific stock option agreement. The option price shall not be less than the closing price of the Corporation’s shares on the TSX on the last trading day immediately preceding the day on which the option is granted.

          The number of common shares allocated to the Plan, the exercise period for the options (not to exceed five years), and the vesting provisions for the options will be determined by the board of directors of the Corporation from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, is currently a maximum of 4,700,000 of the issued and outstanding shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding shares.

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          The common shares issued pursuant to the exercise of options, when fully paid for by a participant, are not included in the calculation of common shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease within a specified period of time, depending on the category of participant under the Plan, not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

          During the period from June 1, 2003 to May 31, 2004 options to purchase 935,000 common shares, representing 1.4% of the common shares outstanding, were granted under the plan at exercise prices ranging from $1.10 to $1.96. Details of incentive stock options granted during the fiscal year ended May 31, 2004 by Named Executive Officers are shown in the table set out below. During the financial year ended May 31, 2004 no stock appreciation rights (“SARs”) were granted to Named Executive Officers and, as at May 31, 2004 no SARs were outstanding.

Name	Securities Under	% of Total Options	Exercise Price	Expiration Date
	Options	Granted to Employees	($/Security)
		in Financial Year

Albert D. Friesen, PhD,	100,000	26.7%	$1.63	January 5, 2009
President, Chief
Executive Officer, and
Chairman
Moray Merchant, MBA,	100,000	26.7%	$1.65	September 22, 2008
Vice President, Market
and Business
Development
Derek G. Reimer, CA,	30,000	8.0%	$1.63	January 5, 2009
Chief Financial Officer
and Secretary

C.     Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of incentive stock options during the fiscal year ended May 31, 2004 by Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on	Value Realized ($)	Unexercised Options at	Value of Unexercised
	Exercise (#)		Fiscal Year-End (#)	in-the-Money Options
			Exercisable/	at Fiscal Year-End ($)
			Unexercisable	Exercisable/
Unexercisable

Albert D. Friesen, PhD,	Nil	Nil	30,000/100,000	Nil/$22,000
President, Chief
Executive Officer, and
Chairman
Moray Merchant, MBA,	Nil	Nil	Nil/100,000	Nil/$20,000
Vice President, Market
and Business
Development
Derek G. Reimer, CA,	Nil	Nil	60,000/60,000	$63,000/$38,100
Chief Financial Officer
and Secretary

D.     Pension Plans

The Corporation does not provide retirement benefits for directors or officers.

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E.     Employment and Consulting Contracts of Executive Officers

          The Corporation has a consulting agreement whereby Dr. Albert D. Friesen, through his personal consulting company, A.D. Friesen Enterprises Ltd., provides management services to the Corporation. Pursuant to this agreement, Dr. Friesen serves the Corporation as President, Chairman and Chief Executive Officer in consideration for consulting fees of $175,000 annually, payable in equal monthly installments. The agreement is subject to a two year term ending on September 30, 2005. The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions.

          Moray Merchant serves the Corporation as Vice President Market and Business Development in consideration for an annual salary of $135,000 payable in equal semi-monthly installments. Mr. Merchant is also eligible for bonuses, if certain objectives between the Board and Mr. Merchant are met, as determined by the Board.

          Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary in consideration for an annual salary of $95,000 payable in equal semi-monthly installments.

F.     Compensation of Directors

          The Corporation provides $1,500 per quarterly meeting personally attended and $750 per quarterly meeting attended via telephone and $750 per committee meeting, in cash compensation, to those of its directors who are not “insiders” (as that term is defined in Part XI of The Securities Act (Manitoba)) of the Corporation other than by virtue of the fact that they are directors of the Corporation. The Corporation does not provide any cash compensation for its directors who are also insiders (as that term is defined in Part XI of The Securities Act (Manitoba)) of the Corporation for their services as directors. The Corporation has also issued stock options to its directors - please see “Incentive Stock Options”.

G.     Composition of the Executive Compensation and Corporate Governance Committee

The Executive Compensation and Corporate Governance Committee is comprised of the following individuals:

          Dr. Arnold Naimark
          James Umlah
          Dr. William A. Cochrane
          Gerald McDole

H.     Report on Executive Compensation

          The Executive Compensation and Corporate Governance Committee is responsible for reviewing the Corporation’s compensation policies and the compensation of the Corporation’s executive officers. The Executive Compensation and Corporate Governance Committee makes recommendations to the board of directors of the Corporation, which has final approval on such matters.

          The Corporation’s compensation policies are intended to attract, retain, motivate and reward qualified, experienced and key executive officers who will contribute to the success of the Corporation. In determining the compensation packages for executive officers, the Executive Compensation and Corporate Governance Committee assesses the responsibility and experience required for the position to ensure that it reflects the contribution expected from each executive officer. The level of compensation paid to each executive is based, in part, on the executive’s overall experience, responsibility and performance. The Executive Compensation and Corporate Governance Committee also intends for the compensation packages of executive officers to be competitive with compensation packages offered by other biotechnology companies.

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          The Corporation has established an incentive stock option plan for its directors, key officers, employees and consultants. Options are granted to executive officers on the basis of position and performance and are designed to align the long-term interests of executive officers with the long-term interests of shareholders and long-term objectives of the Corporation. The Corporation may also provide annual incentive compensation to the executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the board of directors.

          The Executive Compensation and Corporate Governance Committee considers with particular care the compensation of the Corporation’s Chairman, Chief Executive Officer and President and recommends such compensation for approval by the board of directors based on the principles above. Dr. Albert D. Friesen is the Chairman, Chief Executive Officer and President of the Corporation.

Presented by the Executive Compensation and Corporate Governance Committee

Dr. Arnold Naimark (Chairperson)
Dr. William A. Cochrane
James Umlah
Gerald McDole

I.     Performance Graph

          The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation since November 22nd 19991, with the cumulative total return of the S&P/TSX Composite Index.

	1999	2000	2001	2002	2003	2004
Medicure Inc.	100	900	500	245	375	925
S&P/TSX Composite Index	100	121	107	100	90	110

(1)
The Corporation began operations in 1997 and its common shares were listed on the Alberta Stock Exchange (a predecessor of the Canadian Venture Exchange (now the TSX Venture Exchange)) on November 22, 1999 to March 14, 2002. The Corporation commenced trading on the Toronto Stock Exchange on March 15, 2002 to the present. The above results are for the period commencing November 22, 1999 to May 31, 2004. The deemed price of the Corporation’s common shares on November 22, 1999 was $0.20.

Medicure Inc. Management Proxy Circular	Page 9

INDEBTEDNESS OF DIRECTORS AND OFFICERS

          None of the directors, executive officers or senior officers of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the last completed fiscal year of the Corporation ended May 31, 2004, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation at any time during such periods. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

          Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002. Pursuant to this agreement, the Corporation leases approximately 2,100 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $23,507. The agreement is for a five year term.

          Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a personal consulting company, A.D. Friesen Enterprises Ltd. which entered into a consulting contract with the Corporation as of October 1, 2003. Pursuant to this agreement, Dr. Friesen serves the Corporation as President and Chief Executive Officer in consideration for an annual salary of $175,000 payable in equal monthly installments. The agreement is for a two year term ending on September 30, 2005. The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.     Financial Statements

          The board of directors of the Corporation has approved the financial statements for the year ending May 31, 2004, and the auditors’ report thereon.

B.     Election of Directors

          The present term of office of each director will expire immediately prior to the election of directors at the Meeting. It is proposed that each of the persons whose name appears hereunder be elected as a director of the Corporation to serve until the close of the next annual meeting of shareholders or until his successor is elected or appointed. It is intended that on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of the election of such persons as directors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the best judgement of management. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

Medicure Inc. Management Proxy Circular	Page 10

Name and Present
Position with the	Common	Director	Principal Occupation
Corporation	Shares Held	Since	During the Last Five Years

Dr. Albert D. Friesen,	6,015,815	June 10/98	Dr. Friesen is currently the President and Chairman of
Winnipeg, Manitoba,	(9.0%)(2)		Genesys Venture Inc., a biotech incubator, based in
President, Chief Executive			Winnipeg, that he founded in 1997. He was President
Officer, Chairman and a			and Director of Viventia Biotech Inc. (formerly
Director			Novopharm Biotech Inc.), a Toronto Stock Exchange
listed company, from August 1995 to July 1998.

Dr. Arnold Naimark,(1)	Nil	Feb. 28/00	Dr. Naimark is currently Professor of Medicine and
Winnipeg, Manitoba,			Physiology at the University of Manitoba, the Director
Director			of the Centre for the Advancement of Medicine and the
founding Chair of the Canadian Health Services
Research Foundation and the Canadian Biotechnology
Advisory Committee.

James Umlah,(1) (3)	Nil	Sept. 17/01	Mr. Umlah is Chief Investment Officer of the Crocus
Winnipeg, Manitoba,			Investment Fund, a $170 million labour-sponsored
Director			fund based in Manitoba and President of Crocus
Capital Inc. (the Fund’s sales subsidiary). With the
Fund, Mr. Umlah has been responsible for investing in
over 50 Manitoba businesses and has provided
corporate finance advice to many of them.

Dr. William A. Cochrane,(1)	32,000	Oct. 25/00	Dr. Cochrane is currently President of W.A. Cochrane
Director, Calgary, Alberta	(0.05%)		& Associates Inc., a health products investment
consulting company, based in Calgary. He is a
director of several Canadian healthcare companies
including Oncolytics Biotech Inc.

Gerald P. McDole,(1)	10,000	Jan. 16/04	Mr. McDole recently retired as President and CEO of
Director, Mississuaga,	(0.02%)		AstraZeneca Canada Inc.'s pharmaceutical operations.
Ontario			Prior to this, Mr. McDole was president and CEO of
Astra Pharma Inc., a position he assumed in 1985 after
having served as Executive Vice-President.

(1)	Member of the Audit and Finance Committee and the Executive Compensation and Corporate Governance Committee.
(2)	Until the expiry of current voting agreements with various shareholders, Dr. Friesen holds voting control of up to 3,382,860 shares, representing approximately 5.1% of all outstanding shares.
(3)
Pursuant to an agreement, Crocus Investment Fund is entitled to one seat on the board of directors of the Corporation for so long as it holds 250,000 issued and outstanding shares of the Corporation. James Umlah is the nominee of the Crocus Investment Fund.

Corporate Governance

          The Board of Directors of the Corporation believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Corporation. The system of corporate governance should reflect the Corporation’s particular circumstance, having always as its ultimate objective, the best long-term interests of the Corporation and the enhancement of value for all Shareholders. Since the Corporation is listed on the TSX and Amex, the Corporation is also required to comply with the corporate governance rules and guidelines of both the TSX and Amex, as well as the rules of both Canadian and U.S. securities regulators.

          The Toronto Stock Exchange (the “TSX”) requires that listed companies disclose their policies with respect to corporate governance in their annual reports or information circulars. This disclosure must be made with reference to the TSX effective corporate governance guidelines (the “TSX Guidelines”). The Corporation’s Board of Directors has reviewed the TSX Guidelines and the Corporation’s own corporate governance practices. The Corporation’s policies are compared to the TSX Guidelines (See Item H to this Circular), which indicates and explains the Corporation’s corporate governance system and its adherence to the TSX Guidelines.

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          Amex has recently introduced new corporate governance requirements (the “Amex Requirements”), many of which are not applicable to the Corporation until July 31, 2005. However, the Corporation is evaluating and reviewing those requirements to ensure that the Corporation meets the best practices of Amex and where possible, to meet such requirements prior to the compliance date. The Corporation has adopted a Code of Ethics and Conduct that applies to all of its directors, officers and employees which is required under the new Amex Requirements.

          In early 2004, many of the Canadian securities regulators also adopted new rules governing Audit Committees which the Corporation is required to comply with at the Corporation’s first annual general meeting after July 1, 2004.

          In addition, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”) introduced extensive corporate governance and disclosure reforms in the United States. These also apply to the Corporation as its securities are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and are listed on a United States stock exchange.

          The Corporation’s corporate governance policies and practices are compared to the Amex Requirements and the Sarbanes-Oxley rules (See Item I to this Circular).

          Based on its review of these corporate governance requirements, the Corporation believes that it complies with all corporate governance rules now applicable to it and intends to comply with any new or additional corporate governance standards that will be applicable to the Corporation in the future.

Independence of Board of Directors

          Each of the TSX Guidelines, the Amex Requirements and Sarbanes-Oxley requirements contain provisions respecting the independence of the boards of directors of companies. Under the TSX Guidelines, an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the directors’ ability to act with a view to the best interests of the Corporation, other than interests that arise as a result of shareholdings. The TSX Guidelines also make a distinction between inside directors (directors who are also members of management) and outside directors.

          If the nominees for election as directors are approved at the Meeting, four out of five of the Corporation’s directors would be considered unrelated under the TSX Guidelines.

          The TSX Guidelines also recommend that if a Corporation has a significant shareholder, the board of directors of the Corporation should also include a majority of directors who do not have interests in, or relationships with, either the Corporation or the significant shareholder. The TSX Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of votes for the election of the Board of Directors. At present, the Corporation is not aware of any significant shareholder.

          Under both the Sarbanes-Oxley and Amex rules, an independent director is determined based upon certain criteria, which evaluate whether the director has a relationship with the company that would interfere with the exercise of the director’s independent business judgement. These rules will become applicable to the Corporation on July 31, 2005. At present, if the nominees for election as directors are approved at the Meeting, four out of five of the Corporation’s directors would be considered independent under these rules.

Audit Committee

          The Audit and Finance Committee oversees the Corporation’s financial reporting process on behalf of the Board of Directors. Management has the responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the

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Audit and Finance Committee reviewed the audited consolidated financial statements included in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgements, and the clarity of disclosure in the financial statements.

          The Audit and Finance Committee reviewed the audited consolidated financial statements included in the Annual Report with the Corporation’s independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with Canadian generally accepted accounting principles, their judgements as to the quality, not just the acceptability, of the Corporation’s accounting principles and such other matters as are required to be discussed with the Audit and Finance Committee under Canadian generally accepted auditing standards. In addition, the Audit and Finance Committee has discussed with the independent auditors the auditors’ independence from management and the Corporation including the matters in the written disclosures provided to the Audit and Finance Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence.

          The Audit and Finance Committee discussed with the Corporation’s independent auditors the overall scope and plans for their audit. The Audit and Finance Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of the Corporation’s internal controls, and the overall quality of the Corporation’s financial reporting. The Audit and Finance Committee held four meetings during the year ended May 31, 2004. In reliance on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited consolidated financial statements be included in the Annual Report for the year ended May 31, 2004 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. The Audit and Finance Committee and the Board of Directors have also recommended, subject to Shareholder approval, the selection of the Corporation’s independent auditor for the upcoming financial year.

Report Submitted by the Audit and Finance Committee

(Signed)	(Signed)	(Signed)	(Signed)

Dr. William A. Cochrane	Dr. Arnold Naimark	James Umlah	Gerald P. McDole
Chairperson

C.     Appointment of Auditors

          Management proposes to nominate KPMG LLP, Chartered Accountants, of Winnipeg, Manitoba, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG LLP was first appointed auditor of the Corporation on August 15, 2000. It is intended that on any ballot that may be called relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting in the appointment of auditors. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

D.     Remuneration of Auditors

          In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services. Accordingly, on any ballot

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that may be called for relating to the authorization of the directors to fix the remuneration of the auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the resolution authorizing the directors to fix the remuneration of the auditors, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the authorization of the directors to fix the remuneration of the auditors. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

E.     Directors’ and Officers’ Insurance

          Under the Corporation’s by-laws, the Corporation indemnifies its officers and directors to the extent permitted by the Canada Business Corporations Act. The Corporation has purchased insurance permitted under subsection 124(6) of that Act for the benefit of its directors and officers in respect of certain liabilities, which may be incurred by them in such capacities.

          The above mentioned insurance provides a coverage of $5,000,000 per loss and $5,000,000 in the aggregate for claims made anywhere in the world, subject to a deductible up to $150,000 per corporate loss. The annual premium for the policy is $69,230 and has been paid by the Corporation.

F.     Auditor Independence

          KPMG LLP (“KPMG”) is the auditor of the Corporation and provides financial advisory and other non-audit services to the Corporation and its subsidiaries. The Audit and Finance Committee of the Corporation has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

          The total fees paid or accrued by the Corporation for audit and other services provided by KPMG during 2004 and 2003 were:

2004	2003
$31,545	23,155	Audit Fees
$-	-	Audit-related Fees
$1,000	-	Non-audit Fees
$32,545	23,155	Total Fees

G.     Other Business

          Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

H.     Statement of Corporate Governance Practices

TSX Corporate Governance Guidelines	Adherence	Corporation’s Compliance Record
1. The board of directors of the Corporation (the “Board”) should explicitly assume responsiblity for the stewardship of the Corporation and specifically for:	Yes	The Board established the Executive Compensation and Corporate Governance Committee and approved the Corporate Governance policy in February 2002.
(a) adoption of a strategic planning process	Yes	The Corporation’s strategies, the implementation thereof, and any changes thereto are discussed regularly at meetings of the Board.

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(b) identifying the principal risks of the Corporation’s business and ensuring the implementation of the appropriate system to manage these risks	Yes	As part of the Corporation’s continued strategic planning, the Board, its committees, and senior management reviews and assess the Corporation’s primary business risks.
(c) succession planning for the Corporation, including identifying, appointing, training, and monitoring senior management	Yes	As the Corporation has no official succession plan, the Executive Compensation and Corporate Governance Committee assists the Board in appointing, training and monitoring members of senior management.
(d) communications policy	Yes	In its continued efforts to maintain effective communication between the Corporation, its shareholders and the public, the Board has initiated numerous procedures, including the dissemination of information on a regular and timely basis in compliance with all applicable security laws. The Corporation has also allotted specific individuals the responsibility of creating and maintaining relations with shareholders and prospective investors.
(e) overseeing the integrity of the Corporation’s internal controls and management information systems	Yes	The Corporation’s internal controls are the primary responsibility of senior management. The Board assesses the strengths and weaknesses of these controls through the Audit and Finance Committee (which meets with the Corporation’s external auditors). To maintain growth and expansion within the Corporation, the management of information and internal controls are upgraded as required.
2. Majority of directors should be unrelated and independent from management and free from conflicting interests.	Yes	An unrelated director is defined as one who is independent from management, and is not influenced by any other interest, business or relationship that may interfere with the directors’ ability to act in the best interests of the Corporation. After consideration of the above criteria, the Board has concluded that four of its five directors are unrelated.
3. Disclose for each director whether such director is related, and how that conclusion was reached.	Yes	Dr. Albert D. Friesen - Related (President and CEO) James Umlah Unrelated Dr. Arnold Naimark Unrelated Dr. William A. Cochrane Unrelated Gerald McDole Unrelated
4. Appoint a committee responsible for the appointment and assessment of directors.	Yes	It is the responsibility of the Executive Compensation and Corporate Governance Committee (composed solely of unrelated directors) and the Chairman of the Board to recommend new directors, to ensure that there is diversity of skills, views and experience on the Board, and to appropriate the balance between unrelated and related directors.

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5. Implement a process for assessing the effectiveness of the Board, its committees, and the contribution of individual directors.	Yes	The Executive Compensation and Corporate Governance Committee holds the responsibility of assessing the Board’s effectiveness as a whole and making suggestions for improvements when necessary.
6. Provide orientation and education programs for new directors.	Yes	New Board members are provided with a comprehensive orientation and education. In addition, to increase clarity and familiarity, the Corporation’s operations are regularly reviewed at Board meetings.
7. The Board should examine its size and, where appropriate, reduce the number of directors, with a view to improving effectiveness.	Yes	The Board is comprised of five members. The Corporation believes five individuals can effectively manage the responsibilities set before the Board, while creating an atmosphere of knowledge and diversity.
8. Review compensation of directors to reflect risk and responsibility.	Yes	To ensure that the directors’ compensation is adequate, the Board annually reviews the responsibilities and risks faced in being an effective director.
9. Committees of the Board should generally be composed of non-management directors, a majority of whom are unrelated directors.	Yes	The Board currently has two standing committees - the Executive Compensation and Corporate Governance Committee and the Audit and Finance Committee; each of which is solely composed of unrelated directors.
10. Appoint a committee responsible for determining the Corporation’s approach to corporate governance.	Yes	The primary responsibility of the Executive Compensation and Corporate Governance Committee is to consider Corporate Governance issues.
11. Define the mandate for the Board and CEO. The Board should approve or develop corporate objectives, which the CEO is responsible for achieving.	Yes	Mandates and objectives are outlined below.
(a) The Board of Directors	Yes	The Board, for the collective benefit of the shareholders, manages the Corporation. The Board aims not only to meet, but also to surpass its duties and responsibilities outlined in Section 474 of the TSX Company Manual. These duties include: strategic planning, monitoring and management of the Corporation’s principle business risks, succession planning, information systems and internal controls. The Board is also given all responsibilities, which are not delegated to senior management or a Board committee.

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(b) The Chief Executive Officer	Yes	The CEO’s duties and responsibilities have gradually evolved through continued interactions and consulting with the Board. The Executive Compensation and Corporate Governance Committee annually reviews and discusses the CEO’s objectives which include: management of the corporation including its physical, financial, and human resources and maximizing of shareholder value. Performance of the CEO is assessed based on the achievement of the corporate objectives and strategic plans.
(c) Corporate Objectives	Yes	The Board regulary discusses and reviews the CEO’s objectives, and approves of them accordingly. The CEO’s performance is analyzed against these objectives, by the Executive Compensation and Corporate Governance Committee, who then makes recommendations to the Board for review and approval.
12. Establish structures and procedures to ensure the Board can function independently of management.	Yes	As only one of the Board’s five members is also a member of management, it essentially functions as an independent body. To maintain its independence, at all meetings, any non-management member of the Board is allowed to request that the member of management be excused when the matter being discussed may cause a conflict of interest.
13. Establish an Audit Committee with a specifically defined mandate with all members being unrelated directors.	Yes	An Audit and Finance Committee has been established by the Board with a specifically defined mandate. The Audit and Finance Committee reviews the annual and quarterly financial statements of the Corporation and certain other public disclosure documents, and makes recomendations to the Board with respect thereto. The Audit and Finance Committee also oversees management reporting on internal controls and is comprised of unrelated directors.
14. Implement a system to enable individual directors to engage outside advisors at the expense of the Corporation.	Yes	When deemed appropriate, the Executive Compensation and Corporate Governance Committee considers and recommends to the Board the request of individual directors to contract outside advisors at the expense of the Corporation.

I.     Corporate Governance Practices

TOPIC AND TIME FRAME FOR ADOPTION	RULE/REQUIREMENT	DOES THE CORPORATION ALIGN?	CORPORATION’S APPROACH
Audit Committee-Adoption of	The Corporation is required to certify that it had adopted a formal	Yes	The Corporation has adopted a formal Audit

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Charter (July 31, 2005)	written Audit Committee charter under Section 121B(1) of the Amex Company Guide which much specify, among other things, the Audit Committee responsibilities and authority necessary to comply with Rule 10A-3 under the Securities Exchange Act of 1934.		and Finance Committee charter, which complies with the rule.
Audit Committee – Financial Expert (July 31, 2005)	The Corporation is required to disclose whether its Audit Committee has a financial expert and what the name of that person is.	Yes	The Corporation’s Audit and Finance Committee financial expert is currently Dr. William A. Cochrane. This information is disclosed in the Corporation’s Form 20F.
Code of Ethics (May 4, 2004)	Under Section 807 of the Company Guide, the Corporation is required to disclose if it has adopted a code of conduct applicable to all its directors, officers and employees that also complies with the SEC’s “code of ethics” requirements for senior financial officers.	Yes	The Corporation has adopted a “Code of Ethics and Conduct” Every director and officer, including the principal executive officer and senior financial officers and all other employees are required to certify compliance with the Code annually.
Other Committees (July 31, 2005)	While the Corporation is not required under Amex rules to have any other committees other than the Audit Committee, if it does not have an executive compensation and corporate governance committee, a majority of its independent directors must carry out equivalent functions. However where the Corporation has such other committees, these committees must adopt written charters, describing the nomination and compensation approval process and such related matters as may be required under U.S. federal securities laws.	Yes	The Corporation has one committee in addition to its Audit and Finance Committee: the Executive Compensation and Corporate Governance Committee. It is comprised of independent directors and a charter has been adopted.
Director Independence (July 31, 2005)	The Corporation is required to have a majority of its directors be independent. Independence is determined under Section 121(B)1 of the Amex Company Guide. For a director to be independent, he or she must have no relationship with the Corporation that would interfere with his or her exercise of independent business judgment.	Yes	The Corporation complies as four of the Corporation’s five directors are independent under the Amex Rule.

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Audit Committee Responsibilities (May 6, 2004 and July 31, 2005)

Among other things, Sarbanes-Oxley and the rules promulgated thereunder require that the Corporation’s Audit Committee:

- Be directly responsible for appointing, compensating and overseeing the Corporation’s auditors;

- pre-approve all audit and permissible non-audit services provided by the Corporation’s accountants;

- establish “whistleblower” procedures for the receipt, retention and treatment of complaints to the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of accounting or auditing concerns; and

- be authorized to engage, and determine funding for, independent legal counsel and other advisors.

		Yes	The Corporation has adopted a charter setting forth the responsibilities for the Audit and Finance Committee that conform with the requirements of the applicable Canadian and US securities and regulatory commissions (including TSX, Amex, SEC and the Sarbanes-Oxley Act).
Notification Requirement (July 31, 2005)	Any Executive officer of the Corporation must promptly notify Amex if they become aware of any material non-compliance with Amex corporate governance requirements	Yes	The Corporation has advised executive officers of these requirements and as of August 23, 2004, the executive officers were not aware of any material non-compliance with the corporate governance Corporation

Additional information regarding the Corporation can be obtained on SEDAR (www.sedar.com). Shareholders requesting copies of the Corporation’s most recent financial statements and MD&A can contact the Secretary of the Corporation at 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

Financial information regarding the Corporation is contained in the Corporation’s comparative annual financial statements for the year ended May 31, 2004, as well as in the Corporation’s most recent MD&A.

CERTIFICATE

          The contents and the distribution of this information circular have been approved by the board of directors of the Corporation.

DATED at the City of Winnipeg, in the Province of Manitoba this 1st day of September, 2004.

(Signed) “Albert D. Friesen”
Dr. Albert D. Friesen,
CEO, Chairman and President